Filed by Colony NorthStar, Inc.

Commission File No. 001-37980

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NorthStar Real Estate Income Trust, Inc.

(Commission File No. 000-54671)

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), NorthStar Real Estate Income Trust, Inc. (“NorthStar I”) and NorthStar Real Estate Income II, Inc. (“NorthStar II”) will cause Colony NorthStar Credit Real Estate, Inc. (“Colony NorthStar Credit”), the surviving company of the combination, to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of NorthStar I and NorthStar II and that also will constitute a prospectus of Colony NorthStar Credit. Each of Colony NorthStar, NorthStar I and NorthStar II may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Colony NorthStar, NorthStar I or NorthStar II may file with the SEC. INVESTORS AND SECURITY HOLDERS OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, THE CURRENT REPORTS ON FORM 8-K FILED ON AUGUST 28, 2017 BY EACH OF COLONY NORTHSTAR, NORTHSTAR I AND NORTHSTAR II IN CONNECTION WITH THE ANNOUNCEMENT OF THE ENTRY INTO THE COMBINATION AGREEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Colony NorthStar, NorthStar I and NorthStar II through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of Colony NorthStar, NorthStar I and NorthStar II at the following:

Contacts:

Colony NorthStar, Inc.

Addo Investor Relations

Lasse Glassen

310-829-5400

NorthStar Real Estate Income Trust, Inc.

Investor Relations

(877) 940-8777

NorthStar Real Estate Income II, Inc.

Investor Relations

(877) 940-8777

Participants in the Solicitation

Each of NorthStar I and NorthStar II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NorthStar I’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar I’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 28, 2017. Information regarding NorthStar II’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NorthStar II’s Annual Report on Form 10-K for the year ended December 31, 2016 and its annual proxy statement filed with the SEC on April 28, 2017. A more complete description will be available in the registration statement on Form S-4 to be filed by Colony NorthStar Credit and the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward-looking statements: the failure to receive, on a timely basis or otherwise, the required approvals by each of the NorthStar I and NorthStar II stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the combination may not be satisfied (including the listing by Colony NorthStar Credit of its Class A common stock on a national securities exchange); each party’s ability to consummate the combination; operating costs and business disruption may be greater than expected; and the ability to realize substantial efficiencies as well as anticipated strategic and financial benefits, and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the SEC. There can be no assurance that the combination will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this report. None of Colony NorthStar, NorthStar I or NorthStar II is under any duty to update any of these forward-looking statements after the date of this report, nor to conform prior statements to actual results or revised expectations, and none of Colony NorthStar, NorthStar I or NorthStar II intends to do so.

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EDITED TRANSCRIPT

CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

EVENT DATE/TIME: NOVEMBER 09, 2017 / 3:00PM GMT

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

CORPORATE PARTICIPANTS

Darren J. Tangen Colony NorthStar, Inc. - CFO, EVP and Treasurer

Lasse Glassen ADDO Investor Relations - MD

Richard B. Saltzman Colony NorthStar, Inc. - CEO and President

CONFERENCE CALL PARTICIPANTS

Jade Joseph Rahmani Keefe, Bruyette, & Woods, Inc., Research Division - Director

Jason Michael Arnold RBC Capital Markets, LLC, Research Division - Director in the Equity Research and Senior Equity Research Analyst

Jason Price Weaver Wedbush Securities Inc., Research Division - SVP and Senior Equity Research Analyst

Jessica Sara Levi-Ribner FBR Capital Markets & Co., Research Division - Research Analyst

PRESENTATION

Operator

Greetings, and welcome to Colony NorthStar, Inc. Third Quarter 2017 Earnings Conference Call. (Operator Instructions) As a reminder, this conference is being recorded.

It is now my pleasure to turn the call over to Lasse Glassen of ADDO Investor Relation. Thank you. You may begin.

Lasse Glassen - ADDO Investor Relations - MD

Good morning, everyone, and welcome to Colony NorthStar, Inc.’s Third Quarter 2017 Earnings Conference Call. With us today are the company’s Chief Executive Officer, Richard Saltzman; and Chief Financial Officer, Darren Tangen. Kevin Traenkle, the company’s Chief Investment Officer; and Neale Redington, the company’s Chief Accounting Officer, are also on the line to answer questions.

Before I hand the call over to them, please note that on this call, certain information presented contains forward-looking statements. These statements are based upon management’s current expectations and are subject to risks, uncertainties and assumptions. Potential risks and uncertainties that could cause the company’s business and financial results to differ materially from these forward-looking statements are described in the company’s periodic reports filed with the SEC from time to time. All information discussed on this call is as of today, November 9, 2017, and Colony NorthStar does not intend nor undertakes no duty to update future events or circumstances.

In addition, certain of the financial information presented in this call represents non-GAAP financial measures reported on both a consolidated and segmented basis. The company’s earnings release, which was released this morning and is available on the company’s website, presents reconciliations to the appropriate GAAP measure and an explanation of why the company believes such non-GAAP financial measures are useful to investors.

In addition, the company has also prepared a table that reconciles certain non-GAAP financial measures to the appropriate GAAP measure by reportable segment, and this reconciliation is also available on the company’s website.

And now, I’d like to turn the call over to Richard Saltzman, Chief Executive Officer of Colony NorthStar. Richard?

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

Thank you, Lasse, and welcome, everyone, to our Third Quarter 2017 Earnings Conference Call.

It’s hard to believe that we’ve only completed 3 quarters since our merger closing back on January 11. So much has been accomplished since then as we simplify our story. This includes significant sales and refinancings, as well as the streamlining of business units to achieve synergies and foster more efficient operating performance.

But frankly, although there’s somewhat more to do, that’s our past. What’s most gratifying and exciting today is the identification of those businesses, which embody our future growth. In fact, whether it’s through reorganizing legacy competencies or pursuing new ventures in real estate sectors and geographies that offer the most compelling current risk/reward opportunities, those pieces are now falling into place.

In that regard, I am pleased to report another excellent quarter of strategic accomplishments at Colony NorthStar. During the quarter, for example, we announced the plan to merge our U.S. credit-oriented balance sheet assets with 2 of our externally managed non-traded REITs: NorthStar Real Estate Income Trust, or NS I; and Northstar Real Estate Income II, or NS II, to create Colony NorthStar Credit Real Estate, Inc., CLNC.

More recently, we committed $167 million to a digital real estate infrastructure investment in Latin American cell towers through a new partnership with Digital Bridge, all in anticipation of creating a third-party capital model for such investments.

Furthermore, this morning, NorthStar Realty Europe reported earnings and announced agreed-upon changes to the management agreement with Colony NorthStar to continue the progress that’s been made towards better positioning that company for growth.

Last but not least, we also made incremental investments of $50 million and $146 million in our U.S. industrial platform and U.S. multifamily preferred equity portfolio, respectively. These represent the other significant areas where we plan to play offense through meaningful additional capital exposure going forward.

Other more regular-way accomplishments this quarter include: More than $300 million of third-party incremental fundraising, approximately $600 million of asset monetizations, issuing $305 million of accretively refinanced corporate preferred stock and purchasing an additional approximately $96 million of common stock through the end of last week under our previously announced $300 million stock repurchase plan.

In terms of operating performance for the quarter, we generated core FFO of $193 million or $0.33 per share, which covered our dividend of $0.27 per share after adjusting for $0.06 per share of net gain contribution in the quarter. A solid quarterly result, but admittedly, cumulative year-to-date core FFO has been below our beginning of the year target. As we invest on more than $1 billion of dry powder and grow our investment management business through complementary coinvesting and related fund placements, we expect to fill that gap over time.

So reflecting on where we are today, it’s probably fair to say that we’re halfway through our transition to a future streamlined Colony NorthStar that will have about 5 areas of primary emphasis for growth: In the U.S. sector-specific focus in industrial, multifamily residential and credit; then Europe more broadly as a favored geography; and finally, global digital real estate infrastructure.

In the meantime, we continue to prune and improve our existing healthcare and hospitality business lines. This includes selectively disposing of noncore assets in these segments, refinancing liabilities at reduced costs and extending maturities, improving operations through internalization of certain outsourced functions, implementing value-added CapEx programs and finding additional cost-savings opportunities. Over time, we expect less balance sheet capital concentration in these areas as we complete value-add initiatives, monetize selectively and evolve to more of a third-party capital model.

Now for most of the remainder of the call, I’d like to dig deeper and get more granular about each of these areas of emphasis.

First, let me touch on digital real estate infrastructure. On last quarter’s earnings call, I discussed one new area of investment focus for Colony NorthStar: Being the intersection of real estate and technology, but more specifically, the digital real estate infrastructure sector, which cover assets like towers, data centers, small cells and fiber networks.

The global digital real estate infrastructure ecosystem has not kept pace with demand due in particular to the global surge in mobile device and Internet traffic here in the United States, but especially overseas. The opportunity to acquire, develop and own this infrastructure provides a unique

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

combination of technology-driven growth and upside, but with the downside protection of conventional commercial real estate investments with high barrier to entry fixed assets generating long-term contractual income streams from typically investment-grade quality tenants.

By way of example, tower and data center REITs now represent 3 of the top 4 largest REITs by market capitalization and have demonstrated some of the best financial performance in the REIT sector over the past 1-, 3-, 5- and 10-year periods while simultaneously undergoing tremendous growth during those same time frames. Today, there remains a very large and compelling investment opportunity for owners that understand these asset classes and can add true value beyond what mere passive ownership might deliver.

Importantly, there is also strong interest from private capital sources to obtain exposure to this asset class, which fits the CLNS business model of combining balance sheet and third-party capital to pursue attractive risk-adjusted returns across the real estate spectrum.

We are pursuing the investment opportunity in digital real estate infrastructure with our partners at Digital Bridge, specialized investment firm led by Marc Ganzi and Ben Jenkins. Digital Bridge and its predecessors have more than 25 years of experience in the sector and currently operate, own or manage more than 100,000 cell sites and 16 data centers globally, among other activities in this space.

For our part, among other assets that we bring to the table, Colony NorthStar, through one of Colony’s legacy private equity funds, created a highly successful European data center platform called Data4 with operations in France, Italy and Luxembourg.

Our first capital commitment into this sector in partnership with Digital Bridge was made this past month, a $200 million joint commitment to invest in a company called Andean Tower Partners, or ATP, for continued cell tower infrastructure investment in the region. The ATP commitment is shared between CLNS and Digital Bridge, and this investment will be warehoused for an expected contribution to a new third-party capital vehicle focused on digital infrastructure which we are cosponsoring with Digital Bridge.

Next, I’ll turn to existing areas of focus and provide an update on our progress. Starting with industrial, we now own more than 44 million square feet of light industrial real estate, infill location buildings often fulfilling the last mile of distribution for property tenants. The industrial property segment, and the light industrial subcategory in particular, continues to benefit from the tremendous demand in e-commerce, which is part of what we anticipated when we entered the business 3 years ago. And we have enjoyed strong operating fundamentals and portfolio growth ever since.

Colony NorthStar committed another $50 million of balance sheet capital at the end of the third quarter, which now aggregates to $750 million of balance sheet investment to date. Meanwhile, we have raised more than $1 billion of third-party capital, mostly in the open-end fund called Colony Industrial fund, that just completed its first anniversary.

Given our conviction in this asset class and our longer-term desire to have approximately $1 billion of balance sheet capital invested in our strategic real estate verticals, we may increase our current balance sheet investment to this level while still seeking to achieve a ratio of outside to inside equity of at least 3:1, and hopefully over time, closer to 5:1.

The next area of investment focus for CLNS is Europe, primarily through both our affiliated company, NorthStar Realty Europe, or NRE, as well as through various private investment funds and coinvestment vehicles. We continue to believe that Europe is several years behind the U.S. in terms of its economic cycle and financial healing from the depths of the financial crisis. For that and other reasons, we are sanguine about improving fundamentals against the backdrop of limited, if any, new supply, with only a few exceptions.

On the public side through NRE and based upon the management agreement modifications, we have the ability to increase our ownership in an attractive portfolio as we continue to position the company for growth.

In contrast, on the private side and through our investment management group, we currently have 3 initiatives where we expect to raise between EUR 300 million to EUR 500 million of capital over the next few months. This includes Project Tolka, a nonperforming loan portfolio acquired from Nama in early 2017 that is secured primarily by Class A Dublin office buildings. Similar to the just-completed $150 million syndication of One Cal Plaza in downtown Los Angeles, we warehoused these assets on our balance sheet earlier in the year in contemplation of the third-party coinvest construct.

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

The final area where we are deploying significant fresh balance sheet capital is multifamily. As stated previously, we remain bullish on the U.S. residential rental sector across the spectrum of products, although we are currently more focused on the multifamily sector, given our recent exit from the single-family for rent business.

During the quarter, we committed approximately $146 million to upsize an existing strategic multifamily investment and where we now have approximately $322 million of invested capital in a preferred equity position earning a double-digit yield. This investment is secured by high-quality multifamily properties in primarily Sun Belt markets with a best-in-class operator who owns and operates approximately 40,000 apartment units and specializes in heavy value-added multifamily investments. We have a nearly 5-year track record with this operator and an inception-to-date blended realized and unrealized IRR in excess of 16% on our various investments. This has been a hugely successful partnership for Colony NorthStar, and it’s an opportunity that definitely has more potential to grow.

In addition to the progress we have made in these existing and burgeoning investment areas, the other significant news in the third quarter was the signing of a definitive agreement to create Colony NorthStar Credit Real Estate, Inc., or CLNC, a leading commercial real estate credit REIT which will be externally managed by Colony NorthStar. The transaction will immediately create the second-largest commercial real estate credit REIT with approximately $5.5 billion in assets and $3.4 billion in equity value expected at closing.

Closing is conditioned upon receipt of the requisite shareholder votes in the 2 non-traded REITs, NS I and NS II, as well as a public listing of the company’s common stock on a national securities exchange, which we would hope to achieve by the first quarter of next year. At the closing, Colony NorthStar will enter into a management agreement as CLNC’s external manager and will be the largest single investor in CLNC, which will align Colony NorthStar’s interest with those of CLNC’s stockholders.

In short, we believe the formation of CLNC is a winning proposition for all shareholders. The combined company delivers a diversified and stabilized portfolio with immense scale; attractive in-place current yields; operating efficiencies, including a shareholder-friendly management agreement, a dedicated management team; and better access to capital markets to fund future growth. At the same time, the transaction expedites Colony NorthStar’s strategy to simplify our business by migrating out of noncore investments within the Other Equity and Debt segment and improve our investment management business by providing a new perpetual life fee stream with tremendous growth potential.

In summary, it’s hard to believe it’s only been 3 quarters since we closed the Colony NorthStar merger, and we are very proud of our accomplishments during this relatively short period of time: One, $4.3 billion of asset monetizations, which excludes the pending sale of Townsend for $475 million; two, 112% achievement of the originally identified $115 million in annual cost savings target; three, almost $3 billion of asset-level and corporate-level refinancings, successfully extending maturities and reducing our blended cost of capital while managing overall leverage within our target levels; four, $1.7 billion of fundraising year-to-date, on track for our target of $2 billion for the year; five, $264 million of common stock repurchases or 20.4 million shares year-to-date, including 7.5 million shares for $96 million since our last call; and six, successfully completing the integration of the 3 companies, with all offices now merged, except for New York City, which will move into a unified office space by the end of this month.

Now before I turn the call over to Darren Tangen, our Chief Financial Officer, for a more detailed summary of the third quarter operational and financial results, I’d like to say a few words regarding David Hamamoto’s just-announced pending retirement from our company.

I’ve had the distinguished pleasure to personally know David for almost 20 years, beginning at the time he founded NorthStar. And up until recently, it was merely a professional relationship. As we started to collaborate together on the merger and then subsequent to the closing on various matters of import to the strategic direction and management of our company, that relationship also blossomed into a personal friendship. David’s been invaluable to me as we’ve been working through our transition, but he’s also been a real pleasure to work and socialize with. He brings to the table a generosity of spirit and empathy to some incredibly complex and challenging issues, a real rarity in our business. He is also incredibly creative, resourceful and just really, really smart. For these reasons, I have very mixed emotions about his pending departure.

David, you’ve been a great partner and you will be sorely missed. On the other hand, I completely respect your personal life choice decision here and want to wish you all the best on whatever you choose to do next. Please don’t be a stranger, and hopefully, our paths will intersect on some interesting opportunities in the future. Thank you for all that you’ve done for Colony NorthStar and its predecessors. We couldn’t appreciate it more.

And with that, I’ll turn the call over to Darren Tangen.

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

Darren J. Tangen - Colony NorthStar, Inc. - CFO, EVP and Treasurer

Thanks, Richard, and I echo your sentiments regarding David. Thank you, David.

Good morning, everyone. As a reminder, in addition to the release of our third quarter earnings, we filed a supplemental financial report and an updated company investor presentation this morning. All of these documents are available within the public shareholders section of our website.

Now I’ll turn to our financial results for the third quarter. Net income attributable to common stockholders was $1.7 million or $0.00 per share and core FFO was $193 million or $0.33 per share compared with core FFO of $0.35 per share in the second quarter.

Third quarter core FFO included net gains totaling $36 million or $0.06 per share. The majority of these gains resulted from the sale of a portfolio of sale-leaseback properties located in Switzerland, with 2 other less significant gain contributions from unrelated investments in Europe. Taken together, these gains contributed $58 million, which were offset by $22 million of nonrecurring unrealized impairments and mark-to-market adjustments within our CDO securities and secondary real estate private equity portfolios, resulting in a net gain contribution of $36 million.

In addition to the Swiss sale-leaseback portfolio sale, we sold our interest in Colony American Finance, received par payoffs on several loans and pruned various other noncore assets within our industrial and healthcare verticals. All told, third quarter asset monetization and repayments totaled almost $600 million, bringing year-to-date monetizations to $4.3 billion, primarily within our Other Equity and Debt segment.

Speaking of noncore assets and businesses, we are under contract to sell the Townsend Group. The Townsend sale is expected to close by year-end, generating approximately $379 million of net proceeds to Colony NorthStar after transaction and other expenses. These net proceeds are expected to be redeployed accretively into new investments and stock repurchases, which brings me to acquisition activity completed during the third quarter. The company deployed $307 million, of which almost half was our share of acquisitions within the industrial vertical. The remainder of our deployment was primarily in the upsizing of a strategic multifamily preferred equity investment where we expect to generate upper-teens annual returns.

Now I’ll provide a brief summary of the financial results for each of our 5 reportable segments, starting with Healthcare Real Estate. We ended the quarter with a slightly smaller healthcare portfolio, 417 properties compared to 425 last quarter as a result of our ongoing selective portfolio pruning. Third quarter 2017 same-store consolidated net operating income growth over the second quarter 2017 was positive 0.5%, with same-store and consolidated NOI increasing slightly from $77.4 million to $77.8 million.

All told, third quarter core FFO contribution from the healthcare segment was $22.7 million compared to $24.8 million in the prior quarter. The decrease was primarily driven by a nonrecurring $1 million loan-loss provision from a small one-off legacy debt investment within our healthcare segment.

Moving on to the Industrial Real Estate segment. As of September 30, the industrial portfolio consisted of 388 properties, totaling approximately 44 million rentable square feet, which was 95% leased. This is a meaningful increase from last quarter as we acquired 35 buildings, totaling 4.9 million square feet, for approximately $364 million and disposed of 1 noncore building during the quarter.

Operationally, third quarter 2017 same-store consolidated NOI was $39.7 million, an increase of $900,000 or 2.3% from the prior quarter. Core FFO contribution increased to $13.4 million compared to $12.5 million in the prior quarter on increased contribution from recent acquisitions and improved same-store operations.

Turning to our Hospitality Real Estate segment. As of September 30, 2017, the hospitality portfolio consisted of 167 primarily select service and extended stay properties, unchanged from June 30. The company’s ownership interest in the Hospitality Real Estate segment remained at approximately 94% during the quarter.

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

Compared to the third quarter 2016, third quarter 2017 same-store consolidated revenue was up 0.6%, but EBITDA declined approximately 1.5% from $80.1 million to $78.9 million, primarily due to higher property taxes and wages in addition to onetime hurricane-related expenses incurred during the third quarter of 2017. Core FFO contribution from the hospitality sector was $42.1 million.

Our Other Equity and Debt segment includes our GP coinvestments and opportunistic and noncore legacy investments, which totaled $6.2 billion of undepreciated asset carrying value and $4 billion of undepreciated equity carrying value as of September 30, 2017.

As I mentioned earlier, the sale of our Swiss sale-leaseback portfolio and our entire interest in Colony American Finance were reductions to this segment. We also successfully syndicated 90% of the equity in the Class A downtown Los Angeles office building we acquired in the second quarter, which further decreased the Other Equity and Debt portfolio as this became an unconsolidated investment.

Offsetting these deductions was a loan-to-own investment that resulted in Colony NorthStar taking ownership of 148 hotels and consolidating $1.3 billion of properties on our balance sheet in the third quarter. We mentioned this investment on our last call, and we now refer to the deal in our financials as the THL Hotel Portfolio. We do not include this investment in our hospitality segment, given the ownership structure that includes various third-party coinvestors and a private equity fund under our management; and given the strategy is to refinance, complete a value-add capital expenditure program and sell the portfolio in the short to medium term.

I am happy to report that just this week, we closed on a 5-year, $1 billion refinancing for the portfolio on attractive terms, which was a crucial milestone to provide the requisite capital and runway to execute our business plan. As I mentioned on the last call, we feel we have an attractive basis in these assets at $92,000 per key and a 9% debt yield based on our previous last dollar of loan exposure, and we expect this investment to conclude very successfully.

Coming back to earnings for the Other Equity and Debt segment. Third quarter core FFO was $133.5 million, of which $30 million was net gains, as mentioned earlier.

Lastly, our Investment Management business ended the quarter with $41.7 billion of third-party assets under management, up from $40.3 billion at the end of the second quarter. The increase in AUM was driven primarily by the syndication of the equity in the downtown Los Angeles office building, the foreclosure and consolidation of the THL Hotel Portfolio and increased assets under management at Townsend, which is currently held for sale. It is important to note that third-party AUM figures include Townsend’s AUM, which was approximately $15 billion as of September 30, 2017.

Third quarter core FFO contributions from the Investment Management segment was $56.3 million, up from $41.6 million in the prior quarter. The increase was driven by multiple factors, with the most significant being $6.2 million of greater acquisition and disposition fees within our managed, non-traded REITs.

Before I leave the discussion on earnings, I’d like to discuss the impacts the new credit REIT, CLNC, will have on our future earnings. In a nutshell, the immediate impact to earnings is expected to be minor dilution while we expect the long-term earnings impact will be accretive. To elaborate, we will be replacing the existing fees from the management agreements with NS I and NS II, the 2 non-traded REITs, with slightly lower fees from the proposed management agreement with CLNC. However, from an asset return perspective, the CLNC transaction should have a negligible impact on earnings. More specifically, we will replace 100% of the earnings from the assets we are contributing to CLNC with a look-through pro rata share of earnings from our ownership interest in CLNC.

Because the investment yields of our contributed assets are similar to those assets being contributed by NS I and NS II, the investment level earnings impact from contributing our investment assets to CLNC should be neutral. For these reasons, we estimate the overall initial impact will be slightly dilutive to core FFO. However, if we can ultimately grow the equity base of CLNC, we can more than make up this initial dilution and actually grow earnings over time.

From a valuation perspective, we believe the CLNC transaction should be immediately accretive to net asset value of Colony NorthStar and continue to benefit NAV as we grow CLNC in the future. First, we are converting finite-life fee-bearing capital in the current non-traded REIT construct into perpetual capital in a publicly traded vehicle, which should garner a higher multiple. Second, there is the potential for our interest in CLNC to be valued at a premium to book value if we can attain the same valuation metrics as our closest public market peers. This is a good example of how we are working to upgrade the quality and profile of our earnings and when complete, this should translate into a higher Colony NorthStar stock price.

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

Moving on to our balance sheet. We had another busy quarter in the capital markets, where we completed a new issue 7 1/8% Series J perpetual preferred stock offering, generating net proceeds of $305 million, which was used to redeem all of our 8 7/8% Series C and just over half of our 8.25% Series B preferred issues. The net results of the new issue was 137 basis point improvement in dividend cost compared to the blended rate of the redeemed shares. Looking ahead, there remains approximately $150 million of 8.25% Series B preferred stock callable currently and $200 million of 8.5% Series D callable in April 2018, which we will look to also refinance at lower rates.

Continuing on the theme of balance sheet and capital allocation. We resumed our share repurchase program in the third quarter. And from that point through last week, we acquired approximately 7.5 million shares at an average price of $12.78 per share. This results in year-to-date repurchases of 20.4 million shares for $264 million. This leaves $36 million remaining from our original $300 million authorization. And we remain active buyers at our current share price.

Turning to our liquidity position. We currently have in excess of $1.2 billion of liquidity between availability under our corporate credit facility and cash on hand with additional liquidity expected from future realizations in the near term, namely from the sale of Townsend. As Richard mentioned in his remarks, we have a robust pipeline of new investment opportunities, including an exciting entrée into the digital real estate infrastructure space that we expect to consume the majority of this dry powder. As we have stated on recent calls, we have been working hard to cultivate new investment opportunities, primarily from existing relationships within the firm that provide both attractive risk-adjusted returns at the asset level and where we have the potential to raise significant additional third-party capital through our investment management platform. We believe our current investment pipeline passes all of these tests.

In conclusion, Colony NorthStar enjoyed another busy and constructive quarter, and we remain on track towards meeting our corporate objectives of simplifying the business, advancing new investment strategies and deploying our dry powder, hitting our annual fundraising targets, optimizing our operations and balance sheet and completing our merger integration. 2017 and part of 2018 are most definitely transitional years. And this is evident in our recent financial results. However, we remain convinced that our strategic vision for Colony NorthStar will create significant value for our shareholders, a high-quality, long-term, recurring earnings stream from a diversified commercial real estate investment portfolio with incremental growth and profitability from an embedded investment management business. We have now teed up several new investments and strategic transactions that we expect to consummate by early 2018, which set the course for this vision to become a reality.

With that, I’d like to turn the call over to the operator to begin Q&A. Rob?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question is from Jason Arnold with RBC Capital Markets.

Jason Michael Arnold - RBC Capital Markets, LLC, Research Division - Director in the Equity Research and Senior Equity Research Analyst

Just a couple of quick questions. I was just wondering on asset under management growth kind of here going into 2018, if you have any kind of ballpark, big-picture thoughts on where you might be able to hit numbers-wise going into next year.

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Well, first of all, just, Jason, thanks for that question. So with the pending sale of Townsend, of course, assets under management are going to, first, get reduced by virtue of the fact that, that is currently a part of our total, approximately $15 billion, just under. And then from there, certainly our expectation is we’re going to be able to grow at a steady pace based on all of the activity that we’re currently pursuing, whether it’s the industrial fund, whether it’s the new things that we’re doing in the digital real estate infrastructure world, what we’re doing in Europe, hopefully with respect to the new credit REIT that will be formed. We have all of these platforms, if you will, that will be positioned for substantial growth in businesses that we think have the best fundamentals in the market today. So we’re very optimistic about that.

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

Jason Michael Arnold - RBC Capital Markets, LLC, Research Division - Director in the Equity Research and Senior Equity Research Analyst

Okay. So probably, just it’s as usual dependent upon opportunities and whatnot. But maybe just specifically on kind of the third-party asset under management side of the equation, do you have any bigger-picture thoughts or just kind of same view that, “Hey, as it comes along and as things kind of move in transition, it will grow?”

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Well, we have no specific number forecast, if that’s what you’re looking for. I mean, I think - look, there’s lots of capital available in the market today, albeit I would say it’s fairly selective and picky with respect to strategies and managers that people want to invest with. So it’s kind of good news/bad news, if you will, although I think we fall into the category of a preferred manager. And simultaneously, I think we’ve done a great job of really selecting what are the appropriate strategies, consistent with all of things I reviewed earlier in the call, some of - all the things that we’ve been doing in the last 10 years, whether in single-family for rent or other spaces. And so as a result, notwithstanding that the market is picky and selective, we’re quite confident and optimistic about getting at least our fair share, if not more than our fair share, of the market.

Jason Michael Arnold - RBC Capital Markets, LLC, Research Division - Director in the Equity Research and Senior Equity Research Analyst

Excellent. Great color there. And then the second question I was just specifically directing towards Europe and just wondering what you can mention in terms of your key kind of strategic vertical areas, where you see the most interesting opportunities in Europe.

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Well, look, we have great investments in Europe as we sit here today, whether it’s on the public side through NRE and the high-quality office portfolio that they own as part of their core portfolio or even privately. I mentioned the Project Tolka, which was nonperforming loans in Ireland that is primarily again backed by Class A Dublin office assets. But we think the pan-European opportunity is really interesting today. Again, Europe is behind the U.S. in terms of its cycle. And there really hasn’t been terribly much supply, as I noted, with maybe an exception or 2. And so as you look at European countries that are now poised and beginning to start to come out from under and grow their economies, we’re pretty sanguine about that opportunity. And it’s not just in office, it’s in other asset classes as well, which could include hospitality, it could include logistics, could certainly include residential. We think the sun, the moon and the stars are actually aligned really well for Europe here going forward over the next several years.

Operator

Our next question is from Jade Rahmani with KBW.

Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director

It certainly seems like you’re continuing to make a lot of progress. Just wanted to ask your views broadly on the commercial real estate markets right now in the U.S., especially the debt capital markets, there seems to be a lot of spread tightening. Just wanted to see if you anticipate stability in 2018 or any potential for cap rate widening that could start to present better acquisition opportunities.

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Thanks for the question. Look, I think to some degree, it depends on the pace of interest rate increases, and then looking at that against the backdrop of how quickly the economy is improving. And certainly, I think in the past we’ve commented that there’s going to be an interesting tug-of-war

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

between those 2 forces. But assuming the economy continues to improve and we are going to see moderate pace of interest rate increases as we’ve already been experiencing, we would think that, yes, cap rates eventually are going to start to move up, albeit net operating income is going to continue to improve, other than in those places where you’ve got too much supply. And I think unlike my commentary in Europe, I think in the U.S., the supply picture is much more mixed, depending on which market we’re focusing on and which sector within that market. So it’s not one size fits all. On the other hand, with all the regulation that’s still out there as it relates to traditional lenders, all the things that were put in place as a function of the financial crisis, we still think for nonregulated, nonbank lenders, there’s really interesting opportunity. And in particular, I would say in the middle of the capital stack and to the lower end of the capital stack in terms of the debt stack, maybe even more senior part of the market is experiencing the spread compression that you’re referring to. But as you move down that cap stack, not necessarily the same. So I think that’s where — assuming things kind of stay the same as they are right now, I think that’s where we’ll be focused.

Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director

In terms of assets that are remaining to be sold, can you discuss those if there’s any key assets in the portfolio you could identify or any portfolio segment you plan to focus on? Or would you expect a general pruning at this point such as what we saw in the health care segment?

Darren J. Tangen - Colony NorthStar, Inc. - CFO, EVP and Treasurer

So why don’t I take that, Jade? It’s Darren. So I think you’re probably just going to see selective asset sales, what we’re referring to as pruning, inside of the real estate verticals of health care and possibly hospitality. And we’ve been selling a few assets in the industrial vertical as well. But most of the asset sales that are to occur are going to come out of the Other Equity and Debt segment. U.S. credit-oriented investments, as you now know, are going to be contributed over to the new mortgage REIT that we announced back in August. And so it’s really the balance of the assets that are in Other Equity and Debt that are the legacy investments from either the Colony side of the ledger or the NorthStar side of the ledger that we’ll be looking to divest. And so there are some - that includes the private equity fund secondary interest, the CDO securities here in the U.S. and then there’s quite a few European investments, both equity as well as debt, that we’ll be looking to realize or sell off over the next 1 to 2 years.

Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director

Okay. On the digital infrastructure initiative, keeping in mind that the first investment is targeted in Latin America, I want to see if you could comment on whether you anticipate broadening that beyond Latin America and also if there’s any key execution risk you could identify with respect to that, that market.

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Well, yes, at this point, we can’t say too much. I mean, just given our intent to raise some private capital here, I think we have to be limited in our comments as you would normally suspect in situations like this. But for sure, we believe the emphasis here in this space is going to be more outside the U.S. than it necessarily going to be within the U.S. It’s going to be an exclusion in the U.S. We believe there’s still opportunity here in the U.S., too. But for sure, the growth potential of the market, since it’s way more underserved outside the U.S., we just think is going to be that much more robust. So it wouldn’t necessarily just be in Latin America. We cited Colony having previously putting together a data center platform in Europe as an example, which is doing extraordinarily well, we own through some funds that we manage. So I think it’s going to be a mix of geographies. Certainly, the opportunity is global. But I think the emphasis will be more outside the U.S.

Jade Joseph Rahmani - Keefe, Bruyette, & Woods, Inc., Research Division - Director

And in terms of multifamily beyond the preferred, do you expect to make additional investments? And why would now be the right time, given cap rate compression has been most dramatic there and we are seeing some rent deceleration and supply increase?

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Yes. Well, look, I mean, as in anything, Jade, great question. You’ve got to be careful. So you’ve got to pick the right markets. You’ve got to pick the right products. And despite some of those factors being certainly acute in particular markets, we think the overall opportunity in residential rental housing continues to be incredibly strong just based on longer-term demographic trends. And you’ve got to be careful in terms of not getting caught short in markets where it is getting oversupplied against that backdrop. But assuming you can diligence that well and have the right approach risk/reward from an underwriting standpoint, we continue to be quite bullish about the opportunity.

Operator

(Operator Instructions) Our next question is from Jessica Levi-Ribner with B. Riley.

Jessica Sara Levi-Ribner - FBR Capital Markets & Co., Research Division - Research Analyst As

you look at your liquidity profile, what’s kind of your priority for capital deployment?

Darren J. Tangen - Colony NorthStar, Inc. - CFO, EVP and Treasurer

So Jessica, it’s Darren. I’ll start and Richard can add in. I think the first priority is to pursue some of these new investment opportunities that we’ve mentioned on the call today. As I think you know, we’ve been somewhat underdeployed having the liquidity that we’ve had over the last couple of quarters, which has for sure hampered our earnings performance. And so getting that capital deployed and starting to generate earnings from that deployment is obviously an important priority for us. But we’ve been — we wanted to be patient and make sure that we find the right opportunities to put that capital to work. We now feel like we’ve got those opportunities in front of us, and so we want to make that happen. But other areas that we’ll be putting the capital to work is we have been, as you saw, repurchasing more stock pursuant to the plan we announced to not have authorized at the beginning of the year. So that will be — continue to be another place where capital is being allocated to. And then there may be some other refinancing — not so much refinancing but deleveraging that we may want to do elsewhere in the portfolio as well. But I think new investments are really the top priority for dry powder right now.

Jessica Sara Levi-Ribner - FBR Capital Markets & Co., Research Division - Research Analyst

And what’s sort of the pace of investment that you see certainly into the fourth quarter but maybe through ‘18?

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President Well, I

— go ahead, Darren.

Darren J. Tangen - Colony NorthStar, Inc. - CFO, EVP and Treasurer

Okay. I mean, I think as it relates to the dry powder we’re sitting on right now and based on the activity we have in our pipeline that we would expect the majority of that capital is going to get deployed really through the first half of 2018. So I think it’s going to happen reasonably quickly.

Jessica Sara Levi-Ribner - FBR Capital Markets & Co., Research Division - Research Analyst

Okay. Great. And then just piggybacking off of Jade’s last question, in the multifamily space, are there MSAs that you are kind of focused on? Or is it kind of an asset-by-asset decision when you’re looking at investment?

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Well, look, I think consistent with the approach that we took to the single-family for rent business, we want to be in those markets where the demographics are best. There’s the highest growth as it relates to both population as well as employment opportunities but of course, measured against the backdrop, as Jade cautioned, of how much new supply is there. So I think generally speaking you, therefore, are going to be favoring more Sun Belt markets, maybe be more heavily invested in the Southern part of the country. But there could be exceptions to that, for sure. But I think that’s basically how we’ve looked at the single-family for rent business. And I think it’s consistent with how we’re looking at the multifamily opportunity.

Jessica Sara Levi-Ribner - FBR Capital Markets & Co., Research Division - Research Analyst

Okay. Then just a question on the repurchases. What’s kind of the ceiling where you’ll be active in the market buying back your stock?

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Yes. I was going to say I’m not sure we have a ceiling. I mean, I think it’s a dynamic of looking at the various opportunities that we have before us for our capital and comparing and contrasting those. So I don’t think there’s a magic number ceiling per se. I think it’s constantly changing just based on the various capital requirements that we have in our business, whether it’s pursuing acquisitions or deleveraging or alternatively buying back our stock accretively.

Operator

Our next question is from Jason Weaver with Wedbush Securities.

Jason Price Weaver - Wedbush Securities Inc., Research Division - SVP and Senior Equity Research Analyst

First of all, I want to say congratulations on the huge amount of progress it seems like you’ve made already thus far this year. I think, first, just a brief question. On the Townsend sale, what do you expect will be the realized gain or loss from that transaction?

Darren J. Tangen - Colony NorthStar, Inc. - CFO, EVP and Treasurer

There’s actually going to be a modest loss from a GAAP perspective on it. But from a cash perspective, it really was a breakeven transaction relative to what NorthStar paid for the business initially. So we really just sort of think of it as a recovery of capital.

Jason Price Weaver - Wedbush Securities Inc., Research Division - SVP and Senior Equity Research Analyst

Okay. Fair enough. And then I want to talk about the new mortgage REITs. And can you tell me a little bit about how you expect the initial capitalization will look for that as well as how much initial liquidity you expect it to start out with?

Darren J. Tangen - Colony NorthStar, Inc. - CFO, EVP and Treasurer

Sure. So why don’t I take that, Jason? So initially, about $5.5 billion of assets and $3.4 billion of equity. So it actually starts off in a relatively low-leverage capital structure position, which I think gives — affords the company the opportunity to possibly take on a little bit more leverage to pursue its investment strategy. So it really, I think, starts off in a great place, has a lot of flexibility. We’re probably going to be able to access credit lines in a way that the - certainly the 2 non-traded REITs could not put in place on their own. So there are some economies of scale that comes from this tri-party merger taking place. So we think the company is going to be well positioned for early growth.

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NOVEMBER 09, 2017 / 3:00PM, CLNS.N - Q3 2017 Colony NorthStar Inc Earnings Call

Operator

Ladies and gentlemen, we’ve reached the end of the question-and-answer session. At this time, I’d like to turn the call back to Richard Saltzman for closing comments.

Richard B. Saltzman - Colony NorthStar, Inc. - CEO and President

Yes. Thanks, everyone, for joining us again today. Just a huge amount of progress. We recognize, just given the multitude of things that we’re doing, it’s a little messy, a little noisy on the one hand. On the other hand, I think, as I stated earlier, we’re now more than halfway through our transition. And in another 6 to 9 months, I think we’ll pretty much be complete. And we now are in a position to share with you what we’re really going to look like, what we’re going to be concentrated on. And we look forward to reporting future results consistent with that. So thanks very much for joining us, and have a great rest of the day.

Operator

This concludes today’s conference. You may disconnect your lines at this time, and we thank you for your participation.

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